February 6, 2019

Nassim Usman, Ph.D.
President and Chief Executive Officer
Catalyst Biosciences, Inc.
611 Gateway Blvd. Suite 710
South San Francisco, California 94080

       Re: Catalyst Biosciences, Inc.
           Registration Statement on Form S-3
           Filed December 21, 2018
           File No. 333-228970

Dear Dr. Usman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Stephen Thau, Esq.